SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No.

76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

Payment of Dividends

Brasil Telecom S.A. (“Company”) informs its Shareholders and the market in general that the distribution of dividends was approved at the Company’s Ordinary General Shareholders’ Meeting held on April 27, 2011, as follows:

I. Interest on Shareholders’ Equity (“ISE”): The above-mentioned Shareholders’ Meeting authorized that the interest on shareholders’ equity – ISE, already declared, in the gross amount of R$363,177,000.00, be imputed to the dividends account and ratified the payment thereof. The gross amount of R$106,052,355.90 was made available to shareholders on January 21, 2011, and it was approved that the gross amount of R$257,124,644.10, in the amount of R$0.435960400176 per share, be paid in the manner set forth below.

II. Supplementary Dividends: Payment of supplementary dividends in the amount of R$176,481,773.79, equivalent to R$0.299228667849 per share, was approved.

The ISEs referred to in item I above, added to the supplementary dividends referred to in this item II, represent a total amount of R$539,658,773.79 (five hundred and thirty-nine million, six hundred and fifty-eight thousand, seven hundred and seventy-three reais and seventy-nine centavos) allocated to the payment of dividends, corresponding to R$0.915003133221 per common share and R$0.915003133221 per preferred share.

III. Positions Credited: The ISEs allocated to dividends will be paid to those shareholders who have held positions since December 21, 2010. Beginning on December 22, 2010, all shares were traded ex-ISE. The dividends referred to in item II will be paid to shareholders who have held positions since April 27, 2011. Beginning on April 28, 2011, all shares will be traded ex-dividends.

IV. Payment: Beginning on May 9, 2011, through Banco Bradesco S.A. (“Bradesco”).

V. Forms of Payment: (a) Shareholders eligible to receive dividends and who have checking accounts with Bradesco will have their earnings credited to their checking account at Bradesco, provided that they have explicitly opted to do so; (b) Other duly identified eligible shareholders must request a notice of payment at the Bradesco branch of their choice in order to receive payment at the teller; and (c) Shareholders with shares held in custody at the Clearing House for the Custody and Financial Settlement of Securities (Companhia Brasileira de Liquidação e Custódia—CBLC) will be paid through their trustees.

VI. Registration: (a) Shareholders whose records are inconsistent or not up-to-date must present the documents required to update their registration at the Bradesco branch of their choice in order to receive their extraordinary dividends. Individuals must provide: an identification document, individual taxpayers’ registry (CPF) and proof of address. Legal entities must provide: corporate taxpayers’ registry (CNPJ), by-laws/articles of association and related proof of representation. (b) Shareholders who are represented by proxies/attorneys-in-fact must grant their representatives specific powers through a public deed for an established period of time, specifying the amount and type of shares entitled to receive dividends.

Rio de Janeiro, April 27, 2011.

Alex Waldemar Zornig

Chief Financial Officer and Investor Relations Officer

Brasil Telecom S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer